Profit and Loss
Dunamis Charge, Inc
January 1-December 31, 2023

Distribution account	Total
Income	
Discounts/Refunds Given	12,790.00
Total for Income	**$12,790.00**
Cost of Goods Sold	
COGS Health Insurance	51,026.98
COGS - Labor	3,354.61
Product/Quality or Compliance Certifications	10,918.00
Subcontract Cost of Labor	977,741.30
Supplies & Materials - COGS	1,608,153.77
Total for Cost of Goods Sold	**$2,651,194.66**
Gross Profit	**-$2,638,404.66**
Expenses	
Advertising & Marketing	
Advertising/Promotional	80,147.60
Stationary & Print Services	13,924.75
Website	4,550.84
Total for Advertising & Marketing	**$98,623.19**
Auto	
Auto Gas	1,330.23
Auto Repair/Maintenance	34.36
Parking	479.23
Total for Auto	**$1,843.82**
Bank Charges & Fees	4,095.44
Computer IT & Software	118,978.04
Contractors	5,000.00
Contract Professional Services	104,585.10
Bookkeeping & Accounting	83,352.50
Consulting	69,274.85
Human Resources	20,000.00
Legal	34,660.66
Total for Contract Professional Services	**$311,873.11**
Dues & subscriptions	59,387.18
Event Expenses	68,654.67
Gifts	3,964.39
Lobbying/ Advocacy	30,000.00
Meals & Entertainment	55,163.39
Office Supplies & Software	24,658.62
Payroll Expenses	112,500.00

Insurance	
General Liability Ins	2,695.76
Health Ins	48,219.46
Other Insurance	1,101.32
Total for Insurance	**$52,016.54**
Total for Payroll Expenses	**$164,516.54**
Postage	69.90
Rent & Lease	241,083.79
Repairs & Maintenance	350.00
Salaries and Wages	
Employee Reimbursements	1,522.47
Salaries & Wages -Executive Employees	3,461.53
Total for Salaries and Wages	**$4,984.00**
Seminars, Training, Confrences	10,769.85
Shipping, Freight & Delivery	7,569.66
Small Tools, Equipment & Office Furniture < $2,500.00	2,350.00
Sponsorship	6,022.34
Supplies & Materials	7,841.20
Taxes & Licenses	75.00
Transportation	4,472.72
Travel	165,706.59
Uniform	669.92
Utilities	5,282.06
Internet & Communication	10,717.06
Total for Utilities	**$15,999.12**
Total for Expenses	**$1,414,722.48**
Net Operating Income	**-$4,053,127.14**
Other Income	
Grant Income	306,700.00
Verification Deposits	1,000.00
Total for Other Income	**$307,700.00**
Other Expenses	
Depreciation Expense	3,600.00
Political Contributions	2,500.00
Total for Other Expenses	**$6,100.00**
Net Other Income	**$301,600.00**
Net Income	**-$3,751,527.14**